UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For September 2, 2019

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City of Buenos Aires, September 2, 2019

DAL N° 1078/19

Messrs.

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Bolsa de Comercio de Buenos Aires

Gerencia Técnica y de Valores Negociables

Re: Material Fact. Report on our own stock buyback.

Dear Sirs,

I am addressing you, as the Head of Market Relations of Transportadora de Gas del Sur S.A. (“TGS” or the “Company”), in order to report on the repurchase of TGS’ shares, complying with the provisions of section 64 and subsequent ones of the Capital Market Act No. 26,831 and the regulations set forth by Comisión Nacional de Valores (Argentine Securities and Exchange Commission) and with the terms and conditions approved by the Board in its meeting dated 26 August 2019 and published in the market through the Material Fact also dated 26 August 2019.

In that respect, I further state that on September 2, 2019 the Company acquired 130,000 of its own ADRs (each one representative of 5 of its common shares) pursuant to what is stated herein below:

Date of acquisition	Amount	Price	Gross Amount
09/02/2019	130,000 ADRs	US$ 7.7118	US$ 1,002,539

Yours faithfully,

Hernán Diego Flores Gómez

Legal Affairs Vice President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán Diego Flores Gómez
	Name:	Hernán Diego Flores Gómez
	Title:	Legal Affairs Vice President

Date: September 2, 2019.